# Television Broadcasts Limited

*(Incorporated in Hong Kong with limited liability)*

## CONNECTED TRANSACTIONS AND ONGOING CONNECTED TRANSACTIONS WAIVER APPLICATION

On 5 January 2001, TVB announced that ERA had been placing advertisements on cable television channels operated by LYP and channels and magazines of which LYP was appointed as an agent for recruiting advertisements.

On 27 July 2001, TVB announced that LYP had been sub-licensing to ERA its right to use news reports of various independent news agencies for television broadcast in Taiwan.

As the transactions under these transactions are to take place on an ongoing basis, the Stock Exchange has granted separate conditional waivers dated 19 January 2001 and 9 August 2001 to TVB ("Existing Waivers") from issuing further press announcements in respect of these transactions subject to a cap amount of NT$52 million (approx. HK$11,824,800) and NT$12 million (approx. HK$2,728,800) respectively together with other conditions as set out in the respective announcements dated 5 January 2001 and 27 July 2001.

As the Existing Waivers granted by the Stock Exchange expired on 31 December 2003, TVB has applied to the Stock Exchange for a new conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of these transactions during the continuance of the same subject to a cap amount of the higher of HK$10 million or 3% of the book value of the consolidated net tangible assets of the Group as disclosed in its latest published consolidated accounts for each of the financial year ending on 31 December for each of the transactions and other conditions as set out in the section headed "Ongoing Connected Transactions: Waiver Conditions" in this announcement.

Details of these transactions will be included in the next published annual reports and accounts of TVB during the continuance of the same.

### THE TRANSACTIONS

On 5 January 2001, Television Broadcasts Ltd. ("TVB") announced that since 1995, Era Communications Co. Ltd. ("ERA") had been placing advertisements on cable television channels operated by a TVB's non-wholly owned subsidiary, Liann Yee Production Co. Ltd., ("LYP"), channels (which include channels that are not owned by LYP) and magazines of which LYP was appointed as an agent for recruiting advertisements. The parties did not enter into any written agreement in respect of this transaction. Monies payable to LYP by ERA under this transaction are based on the prevailing rate card issued by the relevant channels and magazines owners. Such rate card sets out the rate of airtime and advertisement payable by all advertisers who wish to place advertisement on the relevant channels and magazines. On 19 January 2001, the Stock Exchange of Hong Kong Limited ("Stock Exchange") granted a conditional waiver to TVB from issuing further press announcements in respect of this transaction subject to a cap amount of NT$52 million (approx. HK$11,824,800) and other conditions as set out in the announcement dated 5 January 2001.

On 27 July 2001, TVB announced that since 2000, LYP had been sub-licensing to ERA its right to use news reports of various independent news agencies for television broadcast in Taiwan on channels owned by ERA in return for the sharing of relevant costs payable by LYP to such independent news agencies. Monies payable under this transaction are calculated on a pro-rata basis according to the fees payable to the independent news agencies by LYP and the actual usage of ERA. The parties did not enter into any written agreement in respect of this transaction. On 9 August 2001, the Stock Exchange granted a conditional waiver to TVB from issuing further press announcements in respect of this transaction subject to a cap amount of NT$12 million (approx. HK$2,728,800) and other conditions as set out in the announcement dated 27 July 2001.

Save and except for (i) LYP is no longer acting as the advertising agent of channels not owned by it; and (ii) media sales package being paid by Taiwan government burse, the existing arrangement for the above transactions will remain unchanged and will take place on an on-going basis from year to year on the same terms. For media sales package being placed by Taiwan government via ERA, the advertising fees to be paid by ERA will be agreed between the parties after arm's length negotiation on a case-by-case basis in accordance with the industry practice for this special item whereas for any other advertisements placed by ERA, the advertising fees payable by ERA will be in accordance with LYP's prevailing rate card. Since the parties will follow the practice that had been on-going from the commencement of each of the transactions which has proven satisfactory, the parties will not enter into any written agreement for the same.

In consequence of the foregoing, TVB has applied to the Stock Exchange for a waiver from issuing further press announcements in respect of the above transactions during the continuance of the same subject to a cap amount of the higher of HK$10 million or 3% of the book value of the consolidated net tangible assets of the Group (as defined below) as disclosed in its latest published consolidated accounts for each of the financial year ending on 31 December for each of the above transactions. After taking into consideration future increase in the advertisements rate, the news reports being charged by independent news agencies, the anticipated growth and the historical amounts, it is anticipated that there shall be substantial growth in the amounts payable under the transactions. Hence, the cap amounts applied for will allow for future growth of revenue receivable by LYP from ERA. The waiver is also subject to other conditions as set out in the section headed "Ongoing Connected Transactions: Waiver Conditions" in this announcement.

The above Hong Kong dollar amounts are based on the exchange rate of NT$1 = HK$0.2274.

### REASONS FOR THE TRANSACTIONS

For the placement of advertisements by ERA, LYP is able to generate additional advertising revenue and advertising agency commission as a result of ERA's advertisement placement on channels that are owned by LYP and magazines of which LYP is appointed as the advertising agent.

For the sub-licensing of news reports to ERA, LYP is able to combine the purchasing power of both ERA and LYP when dealing with the independent news agencies; hence, LYP is in a stronger position to negotiate with various independent news agencies for the supply of news reports and further reduces the costs payable by LYP to the news agencies.

As LYP is a 70% non-wholly owned subsidiary of TVB, these transactions will benefit the Group by increasing the revenue receivable and reducing the costs payable by LYP.

### IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% non-wholly owned subsidiary of TVB. As ERA holds the remaining 30% of interest in LYP, ERA is a substantial shareholder of LYP and ERA is accordingly a connected person to TVB as defined in the Listing Rules and the entry into the transactions constituted connected transactions to TVB.

As the expected revenue receivable by LYP from ERA under each of the above transactions is less than 3% of the net tangible assets of the Group, no shareholder approval is required and the transactions are being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the transactions are fair and reasonable and in the interests of the shareholders of TVB, and the transactions are entered into in the ordinary and usual course of business and on normal commercial terms. Details of the transactions will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules during the continuance of the transactions.

### PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND ERA

TVB and its subsidiaries ("Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. LYP (a 70% non-wholly owned subsidiary of TVB) is principally engaged in the business of television programming, production and television channel transmission and operation.

ERA is in the business of film distribution, television programmes production and channel transmission and operation.

### ONGOING CONNECTED TRANSACTIONS: WAIVER CONDITIONS

TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") to issue further press announcements for the above transactions during the continuance of the same (because it is burdensome to issue further press announcements on each occasion when connected transaction arises). If granted, the waiver will be conditional on the basis that the aggregate amount payable by ERA to LYP in respect of each financial year for each of the above transactions shall not exceed the cap amount of HK$10 million or 3% of the book value of the consolidated net tangible assets of the Group as disclosed in its latest published consolidated accounts for each of the financial year ending on 31 December, whichever is the higher amount ("Cap Amount"). The waiver will also be subject to the following conditions:

(a) the transactions shall be:

- (i) entered into in the ordinary and usual course of business of TVB;
- (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and
- (iii) entered into in accordance with the terms of the transactions;

(b) the aggregate amount of each of the above transactions for each financial year of the Group shall not exceed the Cap Amount;

(c) the independent non-executive directors of TVB shall review the transactions annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

- (i) the transactions have received the approval of TVB's board of directors;
- (ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;
- (iii) the transactions have been entered into in accordance with the terms of the relevant transactions; and
- (iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors of TVB referred to in paragraph (c) above; and

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred to in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the transactions are materially altered, or if the Group enters into new arrangements or agreements with ERA in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kinds to which the above transactions belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements under the Listing Rules within a reasonable time.

By Order of the Board
Television Broadcasts Limited
*Ho Chan Fai*
*Company Secretary*

Hong Kong, 8 January 2004